BRITVIC plc

RECEIVED

2007 JAN -3 P 12:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

19 December 2006

Tel: 01245 504482
Fax: 01245 504077

07020031

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington
DC 20549
USA

Dear Sirs

EXEMPTION PURSUANT TO RULE 12g3-2(b)
BRITVIC plc – FILE NO: 82-35035

Please find enclosed a copy of all of the Company's regulatory announcements released to the London Stock Exchange since 30th November 2006 to the present date.

Yours faithfully

PROCESSED
JAN 08 2007
THOMSON FINANCIAL

J Price

pp John Price
Company Secretary

Encs.

dlw 1/5

Registered Office:
Britvic House
Broomfield Road
Chelmsford CM1 1TU

Registered in London
No. 5604923

Britvic plc

5 December 2006

NOTIFICATION OF INTERESTS OF DIRECTORS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ("the Company") was notified on 1 December 2006, that the trustees of the Britvic Employee Share Trust ("the Trust") disposed of their interest, on 1 December 2006, in 1,367,136 ordinary shares of the Company at a price of £2.34 per ordinary share. The disposal was made to participants in the Britvic Performance Share Plan to satisfy awards which had vested. The potential beneficiaries of the Trust are the present, past and future employees of the Company and their wives, husbands, widows, widowers and children or step-children under the age of eighteen. As Executive Directors of the Company, Paul Moody and John Gibney are members of the class of potential beneficiaries and are therefore technically interested in these shares.

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price, Company Secretary
Britvic plc

Britvic plc

5 December 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the "Company") was notified on 5 December 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the Company:

AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies as at 3 December 2006 were interested in 31,240,672 ordinary shares of 20p each in the capital of the Company (the "Ordinary Shares"), being represented by a beneficial interest in 10,925,333 Ordinary Shares and a non-beneficial interest of 20,315,339 Ordinary Shares, which represents 5.06% and 9.40% respectively of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc

5th December 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ("the Company") was notified on 1 December 2006, that the following Directors and persons discharging managerial responsibilities acquired, on 1 December 2006, such number of the Company's ordinary shares of £0.20 each as are set out against their names below for no consideration, under the Britvic Performance Share Plan:

Name	Role	Number of shares acquired
Paul Moody	Executive Director	144,928
John Gibney	Executive Director	108,696
Andrew Richards	PDMR	72,464
Doug Frost	PDMR	72,464
Alan Beaney	PDMR	72,464
Martin Rose	PDMR	72,464
Andrew Marsden	PDMR	72,464

In addition and in accordance with Disclosure Rule 3.1.4(R)(1), I hereby inform you that Britvic plc ("the Company") was notified on 1 December 2006, that the following Directors and persons discharging managerial responsibilities sold, on 1 December 2006, such number of the Company's ordinary shares of £0.20 each as are set out below:

Name	Role	Number of shares sold	Per share sale price
Paul Moody	Executive Director	59,421	£2.34
John Gibney	Executive Director	44,566	£2.34
Andrew Richards	PDMR	29,711	£2.34
Doug Frost	PDMR	29,711	£2.34
Alan Beaney	PDMR	29,711	£2.34
Martin Rose	PDMR	29,711	£2.34
Andrew Marsden	PDMR	29,711	£2.34

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price
Company Secretary
Britvic plc

Britvic plc

7 December 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc (the "Company") was notified on 7 December 2006, that the following Directors and Persons Discharging Managerial Responsibilities acquired, on 7 December 2006, options to acquire at the price of £2.45 per ordinary share of £0.20 each such number of the Company's ordinary shares as set out against their names below, under the Britvic Executive Share Option Plan, and conditional awards to acquire for no consideration such number of the Company's ordinary shares as are set out against their names below, under the Britvic Performance Share Plan:

Name	Role	Number of shares subject to options	Number of shares subject to awards
Paul Moody	Executive Director	338,776	84,694
John Gibney	Executive Director	162,245	54,082
Andrew Richards	PDMR	122,449	40,816
Doug Frost	PDMR	122,449	40,816
Alan Beaney	PDMR	113,265	37,755
Martin Rose	PDMR	113,265	37,755
Andrew Marsden	PDMR	134,694	44,898

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price
Company Secretary
Britvic plc

Britvic plc

11 December 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the "Company") was notified on 8 December 2006 pursuant to section 198 of the Companies Act 1985, that FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, of Kingswood Fields, Millfield Lane, Lower Kingswood, Tadworth, Surrey KT20 6RB, United Kingdom, had a non-beneficial interest in 14,174,342 ordinary shares of 20p each in the capital of the Company (the "Ordinary Shares") representing 6.56% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc

13 December 2006

VOTING RIGHTS AND CAPITAL

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Britvic plc's capital consists of 216,037,795 ordinary shares with voting rights. The total number of voting rights in Britvic plc is 216,037,795.

The above figure (216,037,795) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Britvic plc under the FSA's Disclosure and Transparency Rules.

John Price, Company Secretary

Britvic plc

Britvic plc

14 December 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the "Company") was notified on 14 December 2006 pursuant to section 198 of the Companies Act 1985 that as at 5 December 2006, Barclays PLC of 1 Churchill Place, London E14 5HP, through its legal entities, had a notifiable interest in 8,711,973 ordinary shares of 20p each in the capital of the Company (the "Ordinary Shares"), representing 4.03% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc

14 December 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the "Company") was notified on 14 December 2006 pursuant to section 198 of the Companies Act 1985 that:

As at 11 December 2006, The Baupost Group, L.L.C. of 10 St James Avenue, Suite 2000, Boston Massachusetts 02116, USA were interested in 4,474,500 ordinary shares of 20p each in the capital of the Company (the "Ordinary Shares"), which represents 2.07% of the Company's issued share capital.

As at 7 December 2006, Barclays PLC of 1 Churchill Place, London E14 5HP, through its legal entities, had a notifiable interest in 8,592,920 ordinary shares of 20p each in the capital of the Company (the "Ordinary Shares"), representing 3.98% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc

19 December 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the "Company") was notified on 19 December 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the Company:

AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies as at 18 December 2006 were interested in 30,224,851 ordinary shares of 20p each in the capital of the Company (the "Ordinary Shares"), being represented by a beneficial interest in 10,535,512 Ordinary Shares and a non-beneficial interest of 19,689,339 Ordinary Shares, which represents 4.88% and 9.11% respectively of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc

19 December 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the "Company") was notified on 19 December 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the "Ordinary Shares"):

Snowdon Acquisitions Limited ("Snowdon") had an interest in a total of 30,207,082 Ordinary Shares, representing 13.98% of the Company's issued share capital. Snowdon is wholly owned by Permira Europe III G.P. Limited which holds the sole share in Snowdon on trust for the following entities in the following proportions:

Permira Europe III L.P. 1, acting by its general partner Permira Europe III G.P. L.P., acting by its general partner Permira Europe III G.P. Limited	24.88%
Permira Europe III L.P. 2, acting by its general partner Permira Europe III G.P. L.P., acting by its general partner Permira Europe III G.P. Limited	71.80%
Permira Europe III GmbH & Co. KG, acting by its managing limited partner Permira Europe III G.P. L.P., acting by its general partner Permira Europe III G.P. Limited	0.94%
Permira Investments Limited, acting by its nominee Permira Nominees Limited	1.77%
Permira Europe III Co-investment Scheme, acting by its nominee Permira Europe III G.P. Limited	0.61%
	100%

John Price, Company Secretary
Britvic plc

Britvic plc

19 December 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the "Company") was notified on 19 December 2006 pursuant to section 198 of the Companies Act 1985 that as at 13 December 2006, Barclays PLC of 1 Churchill Place, London E14 5HP, through its legal entities, had a notifiable interest in 8,791,912 ordinary shares of 20p each in the capital of the Company (the "Ordinary Shares"), representing 4.07% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc